

February 24, 2016

Mail Stop 4720

<u>Via E-mail</u>
Romolo C. Santarosa
Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, CA 90010

> **Re:** **Hanmi Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-30421**

Dear Mr. Santarosa:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services